As filed with the Securities and Exchange Commission on July 31, 2006

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INERGY HOLDINGS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	5984	43-1792470
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. Brooks Sherman

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman

Vinson & Elkins

2300 First City Tower

1001 Fannin Street, Suite 3600

Houston, Texas 77002

(713) 758-2222

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price		Amount of registration fee (4)
Common Units	$200,000,000
Total	$200,000,000	(1)(2)(3)	$9,249

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o). In no event will the aggregate initial offering price of all securities offered from time to time pursuant to the prospectus included as a part of this Registration Statement exceed $200,000,000. To the extent applicable, the aggregate amount of common units registered is further limited to that which is permissible under Rule 415(a)(4) under the Securities Act. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.
(2)	There are being registered hereunder a presently indeterminate number of common units. This registration statement also covers an indeterminate amount of securities as may be issued in exchange for, or upon conversion or exercise of, as the case may be, the securities registered hereunder. The common units consist of units of partnership interest.
(3)	The proposed maximum aggregate offering price for each class of securities to be registered is not specified pursuant to General Instruction, II.D. of Form S-3.
(4)	Calculated in accordance with Rule 457(o). Of this amount, $12,151 was previously paid in respect of $113,556,750 of unsold securities registered on Form S-1 (Registration No. 333-134447) filed by Inergy Holdings, L.P. on May 25, 2006. Accordingly, pursuant to Rule 457(p), the total filing fee paid herewith is $9,249.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated July 31, 2006

PROSPECTUS

$200,000,000

Inergy Holdings, L.P.

Common Units

We may offer, from time to time issue common units representing limited partnership interests in Inergy Holdings, L.P.

The common units we may offer:

•	will have a maximum aggregate offering price of $200,000,000; and

•	will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements.

Our common units are traded on the Nasdaq Global Market under the symbol “NRGP.”

This prospectus provides you with a general description of the common units. Each time we offer to sell common units we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Limited partnerships are inherently different than corporations. You should carefully consider each of the factors described under “ Risk Factors” beginning on page 5 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006

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Administrative Matters	53
State, Local and Other Tax Considerations	55

PLAN OF DISTRIBUTION	56

LEGAL MATTERS	57

EXPERTS	57

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, we may, from time to time, sell up to $200,000,000 of common units as described in this prospectus in one or more offerings. Each time we offer common units, we will provide you with this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the common units being offered and the terms of the offering.

That prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

The following information should help you understand some of the conventions used in this prospectus.

•	Throughout this prospectus, when we use the terms “we,” “us,” “our,” or “Inergy Holdings, L.P.,” we are referring either to Inergy Holdings, L.P., the registrant itself, or to Inergy Holdings, L.P. and its subsidiaries collectively, as the context requires.

•	All references in this prospectus to “Inergy” refer to Inergy, L.P.

•	Inergy Holdings GP, LLC, our general partner, is responsible for the management of our partnership and its operations. Throughout this prospectus we refer to Inergy Holdings GP, LLC as our “general partner.”

WHERE YOU CAN FIND MORE INFORMATION

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

Any information that we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, and that is deemed “filed,” with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Forms 10-K and 10-K/A for the year ended September 30, 2005;

•	Our Quarterly Report on Form 10-Q and 10-Q/A for the period ended December 31, 2005;

•	Our Quarterly Report on Form 10-Q and 10-Q/A for the period ended March 31, 2006;

•	Our Current Reports on Forms 8-K filed August 31, 2005, February 14, 2006, May 12, 2006 and May 18, 2006; and

•	The Current Report on Form 8-K of Inergy, L.P. filed on December 15, 2004.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Inergy Holdings, L.P.

Investor Relations

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Additionally, you may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

We also make available free of charge on our internet website at http://www.inergyservices.com our annual reports on Form 10-K and our quarterly reports on Form 10-Q, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	our ability to pay distributions to our unitholders;

•	our expected receipt of distributions from Inergy;

•	anticipated trends in Inergy’s business;

•	the price volatility and availability of propane;

•	the availability of capacity to transport propane to market areas and to Inergy’s customers;

•	weather conditions;

•	the ability to pass the wholesale cost of propane through to Inergy’s customers;

•	the demand for high deliverability natural gas storage capacity in the Northeast;

•	the availability of natural gas and the price of natural gas to the consumer compared to the price of alternative and competing fuels;

•	Inergy’s ability to successfully implement its business plan for the Stagecoach Facility;

•	our future results of operations;

•	our liquidity and ability to finance our activities;

•	market conditions in Inergy’s industry;

•	competition from other energy sources and from other storage service providers;

•	conflicts of interest between Inergy, its managing general partner and us;

•	the treatment of Inergy or us as a corporation for federal income tax purposes or if we or Inergy become subject to entity-level taxation for state tax purposes;

•	Inergy’s ability to make and integrate acquisitions and successfully complete its business strategy; and

•	the impact of governmental legislation and regulation on us and Inergy.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, including those described in the “Risk Factors” section of this prospectus. We will not update these statements unless the securities laws require us to do so.

INERGY HOLDINGS, L.P.

We were formed in November 1996 as a Delaware limited liability company. On April 28, 2005, Inergy Holdings, LLC converted from a Delaware limited liability company into a Delaware limited partnership and changed its name to Inergy Holdings, L.P. On June 24, 2005, we completed our initial public offering.

Our cash-generating assets consist of our partnership interests, including incentive distribution rights, in Inergy, L.P. (Nasdaq symbol: NRGY), a publicly traded Delaware limited partnership, which operates a rapidly growing, geographically diverse retail and wholesale propane supply, marketing and distribution business and a growing midstream operation including a natural gas storage facility and natural gas liquids business. Our primary objective is to increase distributable cash flow to our unitholders through our ownership of these partnership interests in Inergy. Our incentive distribution rights in Inergy entitle us to receive an increasing percentage of total cash distributions made by Inergy as it reaches certain target distribution levels and have resulted in significantly increasing cash distributions to us.

Inergy’s primary objective is to increase distributable cash flow to its unitholders. Inergy has primarily grown through acquisitions of retail propane operations. Since the inception of Inergy’s predecessor in 1996 through June 30, 2006, Inergy has acquired 55 businesses, including a natural gas storage facility and a primarily fee-based natural gas processing and liquids business. Inergy further intends to pursue its growth objectives through, among other things, future propane and midstream acquisitions, while placing emphasis in the propane operations on maintaining a high percentage of retail sales to residential customers, operating in attractive markets and focusing its operations under established, locally recognized trade names, and pursuing midstream opportunities that provide Inergy stable fee-based cash flow streams with continued growth opportunities.

Inergy Holdings GP, LLC, our general partner, manages our operations and activities, including, among other things, establishing the quarterly cash distribution levels for our common units and reserves it believes prudent to maintain for the proper conduct of our business. Our general partner is entitled to reimbursement for out-of-pocket expenses it incurs on our behalf, but is not entitled to any other compensation, fees, profits or other benefits for acting in its capacity as our general partner. All of our executive officers and a majority of the directors of our general partner also serve as executive officers and directors of the managing general partner of Inergy. Members of our management hold direct interests in our general partner.

Our principal executive office is located at Two Brush Creek Boulevard, Suite 200 Kansas City, Missouri 64112. Our telephone number is (816) 842-8181. Our common units are traded on the Nasdaq Global Market under the symbol “NRGP.”

RISK FACTORS

You should carefully consider the following risk factors, which we believe include all material risks to our business, together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated herein by reference your evaluations of an investment in our common units. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

Risks Inherent in Our Dependence on Distributions from Inergy, L.P.

Our only cash-generating assets are our partnership interests in Inergy, L.P., and our cash flow is therefore completely dependent upon the ability of Inergy to make distributions to its partners.

The amount of cash that Inergy can distribute to its partners each quarter, including us, principally depends upon the amount of cash Inergy generates from its operations, which amounts of cash will fluctuate from quarter to quarter based on, among other things:

•	the temperatures in Inergy’s operating areas;

•	the cost to Inergy of the propane it buys for resale;

•	the level of competition from other propane companies, natural gas storage providers and natural gas processors; and

•	other energy providers and the prevailing economic conditions.

In addition, the actual amount of cash Inergy will have available for distribution will depend on other factors, some of which are beyond its control, including:

•	the level of capital expenditures Inergy makes;

•	the cost of acquisitions or expansions, if any;

•	debt service requirements;

•	fluctuations in working capital needs;

•	restrictions on distributions contained in Inergy’s credit facility and senior notes;

•	Inergy’s ability to borrow under its working capital facility to make distributions;

•	prevailing economic conditions; and

•	the amount, if any, of cash reserves established by Inergy’s managing general partner in its discretion for the proper conduct of business.

Because of these factors, Inergy may not have sufficient available cash each quarter to pay the most recently declared distribution rate of $0.545 per quarter or any other amount. If Inergy reduced its per unit distribution, we would have less cash available for distribution to you and would probably be required to reduce our per unit distribution to you. Furthermore, you should also be aware that the amount of cash that Inergy has available for distribution depends primarily upon its cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, Inergy may be able to make cash distributions during periods when Inergy records losses and may not be able to make cash distributions during periods when Inergy records net income. Please read “—Risks Inherent in Inergy, L.P.’s Business” for a discussion of risks affecting Inergy’s ability to generate distributable cash flow.

To the extent we purchase additional units from Inergy, our rate of growth may be reduced.

Our business strategy includes supporting the growth of Inergy by purchasing Inergy securities or lending funds to Inergy to provide funding for the acquisition of a business or asset or for an internal growth project. To the extent we purchase common or subordinated units or securities such as our special units which are not entitled to a current distribution from Inergy, L.P., the rate of our distribution growth may be reduced, at least in the short term, as less of our cash distributions will come from our ownership of Inergy incentive distribution rights, which distributions increase at a faster rate than those of our other securities.

The managing general partner of Inergy has the ability to limit or modify the incentive distributions we are entitled to receive in order to facilitate the growth strategy of Inergy.

We hold incentive distribution rights in Inergy that entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter. A substantial portion of the cash flows we receive from Inergy is provided by these incentive distributions. There may be instances in which the amount of cash we receive from the incentive distributions could limit Inergy’s growth through acquisitions or expansions. This is because a potential acquisition or expansion might not be accretive to Inergy’s unitholders as a result of the significant portion of the cash flows attributable to such acquisition or expansion which would be paid as incentive distributions to us. By limiting the level of incentive distributions in connection with a particular acquisition, expansion or issuance of units of Inergy, the cash flows associated with that acquisition or expansion could be accretive to Inergy’s unitholders as well as substantially beneficial to us. Accordingly, in order to facilitate acquisitions and expansions by Inergy, the managing general partner of Inergy may elect to limit the incentive distributions we are entitled to receive in all instances or with respect to a particular acquisition, expansion or unit issuance contemplated by Inergy. In doing so, the board of directors of the managing general partner would be required to consider both its fiduciary obligations to investors in Inergy as well as to us as its sole member. Our partnership agreement specifically permits our general partner to authorize the managing general partner of Inergy to limit or modify the incentive distribution rights held by us without approval by our unitholders, if our general partner determines that such limitation or modification does not adversely affect our limited partners in any material respect. If distributions on the incentive distribution rights were reduced for the benefit of the Inergy common units, the total amount of cash distributions we would receive from Inergy, and therefore the amount of cash distributions we could pay to our unitholders, would be reduced.

A reduction in Inergy’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

Our ownership of the incentive distribution rights in Inergy entitles us to receive our pro rata share of specified percentages of total cash distributions made by Inergy with respect to any particular quarter only in the event that Inergy distributes more than $0.33 per unit for such quarter. As a result, the holders of Inergy’s common units have a priority over the holders of Inergy’s incentive distribution rights to the extent of cash distributions by Inergy up to and including $0.33 per unit for any quarter.

Our incentive distribution rights entitle us to receive increasing percentages, up to 48%, of all cash distributed by Inergy. Because the incentive distribution rights currently participate at the maximum 48% target cash distribution level in all distributions made by Inergy above the current distribution level, future growth in distributions we receive from Inergy will not result from an increase in the target cash distribution level associated with the incentive distribution rights.

Furthermore, a decrease in the amount of distributions by Inergy to less than $0.45 per common unit per quarter would reduce our percentage of the incremental cash distributions above $0.375 per common unit per quarter from 48% to 23%. As a result, any such reduction in quarterly cash distributions from Inergy would have the effect of disproportionately reducing the amount of all distributions that we receive from Inergy based on our ownership interest in the incentive distribution rights in Inergy as compared to cash distributions we receive from Inergy on our approximate 1.0% general partner interest in Inergy and our Inergy common and subordinated units.

The amount of cash distributions from Inergy that we will be able to distribute to you will be reduced by general and administrative expenses and debt service, and reserves that our general partner believes prudent to maintain for the proper conduct of our business and for future distributions.

Before we can pay distributions to our unitholders, we must first pay or reserve funds for our expenses, including debt service. We may also establish reserves for future distributions during periods of limited cash flows. In addition, we may reserve funds to meet the right of our wholly owned subsidiary, Inergy Partners, LLC, to maintain its approximate 1.0% general partner interest in Inergy by making a capital contribution to Inergy when Inergy issues additional Inergy common units.

We may not realize any value from our investment in the Inergy special units.

In connection with the Stagecoach Acquisition, we purchased 769,941 Inergy special units for $25 million. The special units are not entitled cash distributions and will convert into Inergy common units at a specified conversion rate upon the occurrence of one of certain events, including if and when the Stagecoach expansion project becomes commercially operational. The construction of the Stagecoach expansion project involves numerous uncertainties beyond Inergy’s control and may not become commercially operational on schedule or at all. If the completion of the Stagecoach expansion project is significantly delayed, our return on our investment in, and the corresponding value of, the special units will be reduced as we will not receive any distributions on the special units until they convert into common units. Furthermore, although the number of common units into which the special units convert increases each quarter by 3% on a compounded basis, the conversion ratio may not exceed 1.0 special unit to 1.43 Inergy common units (which conversion ratio will be reached on August 9, 2008). Therefore, if the special units have not converted by August 9, 2008, we will not receive any additional consideration for our investment in the special units between such date and the conversion date. The special units will be cancelled (1) if the special units have not converted into common units prior to August 9, 2015; or (2) if after August 9, 2008, Inergy elects not to pursue the Stagecoach expansion project and transfers the Stagecoach expansion project rights to Inergy Holdings, L.P. Once cancelled, the special units will have no value and we may lose the entire value of our $25 million investment. If the Stagecoach expansion project rights were transferred to us, because we do not operate or manage any assets we can provide no assurance that we would be able to complete the expansion project on schedule or at all.

Risks Inherent in Inergy, L.P.’s Business

Because we are substantially dependent on the distributions we receive from Inergy, risks to Inergy’s operations are also risks to us. We have set forth below risks to Inergy’s business and operations, the occurrence of which could negatively impact Inergy’s financial performance and decrease the amount of cash it is able to distribute to us.

If Inergy does not continue to make acquisitions on economically acceptable terms, its future financial performance will be limited.

The propane industry is not a growth industry because of increased competition from alternative energy sources. In addition, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane’s higher cost as compared to other energy sources, Inergy may have difficulty in increasing its retail customer base other than through acquisitions. Therefore, while Inergy’s operating objectives include promoting internal growth, its ability to grow will depend principally on acquisitions. Inergy’s future financial performance depends on its ability to continue to make acquisitions at attractive prices. We cannot assure you that Inergy will be able to continue to identify attractive acquisition candidates in the future or that it will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. Inergy may not be able to grow as rapidly as it expects through its acquisition of additional businesses for various reasons, including the following:

•	Inergy will use its cash from operations primarily to service its debt and for distributions to unitholders and reinvestment in its business. Consequently, the extent to which Inergy is unable to use cash or access capital to pay for additional acquisitions may limit its growth and impair its operating results. Further, Inergy is subject to certain debt incurrence covenants under its bank credit agreement and the indentures that govern its 6.875% senior notes due 2014 and 8.25% senior notes due 2016 that may restrict its ability to incur additional debt to finance acquisitions.

•	Although Inergy intends to use its own securities as acquisition currency, some prospective sellers may not be willing to accept its securities as consideration.

•	Inergy will use cash for capital expenditures related to infrastructure expansions such as the Stagecoach expansion project, which will reduce its cash available to pay for additional acquisitions.

Moreover, acquisitions involve potential risks, including:

•	Inergy’s ability to integrate the operations of recently acquired businesses,

•	the diversion of management’s attention from other business concerns,

•	customer or key employee loss from the acquired businesses, and

•	a significant increase in Inergy’s indebtedness.

Inergy’s growth strategy includes acquiring entities with lines of business that are distinct and separate from its existing operations which could subject Inergy to additional business and operating risks.

Consistent with Inergy’s announced growth strategy and its acquisition of the Stagecoach Assets, Inergy may acquire assets that have operations in new and distinct lines of business from its existing operations, including midstream assets. Integration of new business segments is a complex, costly and time-consuming process and will likely involve assets in which Inergy has limited operating experience. Failure to timely and successfully integrate acquired entities’ new lines of business with Inergy’s existing operations may have a material adverse effect on its business, financial condition or results of operations. The difficulties of integrating new business segments with existing operations include, among other things:

•	operating distinct business segments that require different operating strategies and different managerial expertise;

•	the necessity of coordinating organizations, systems and facilities in different locations;

•	integrating personnel with diverse business backgrounds and organizational cultures; and

•	consolidating corporate and administrative functions.

In addition, the diversion of Inergy’s attention and any delays or difficulties encountered in connection with the integration of the new business segments, such as unanticipated liabilities or costs, could harm its existing business, results of operations, financial condition or prospects. Furthermore, new lines of business will subject Inergy to additional business and operating risks which could have a material adverse effect on its financial condition or results of operations.

Inergy may be unable to successfully integrate its recent acquisitions.

One of Inergy’s primary business strategies is to grow through acquisitions. We cannot assure you that Inergy will successfully integrate acquisitions into its operations or that it will achieve the desired profitability from its acquisitions. Failure to successfully integrate these substantial acquisitions could adversely affect Inergy’s operations. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization and integrating additional retail and wholesale distribution operations to Inergy’s existing supply, marketing and distribution operations;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel from diverse business backgrounds and organizational cultures;

•	consolidating corporate technological and administrative functions;

•	integrating internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in Inergy’s indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

In addition, Inergy may not realize all of the anticipated benefits from its acquisitions, such as cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher costs, unknown liabilities and fluctuations in markets.

Inergy’s acquisition of Star Gas Propane, L.P. and the Stagecoach acquisition expose it to potentially significant liabilities.

In connection with the acquisition of Star Gas Propane, L.P. (the “Star Gas Propane acquisition”) and the Stagecoach acquisition, Inergy purchased the equity interests of Star Gas Propane and the entities that owned the Stagecoach Assets rather than just their assets. As a result, Inergy purchased the liabilities of Star Gas Propane and the Stagecoach entities as well, including unknown and contingent liabilities. Inergy has performed a certain level of due diligence in connection with the Star Gas Propane acquisition and the Stagecoach acquisition, but there may be pending, threatened, contemplated or contingent claims against Star Gas Propane and the Stagecoach entities related to environmental, title, regulatory, litigation or other matters of which Inergy is unaware. Although Star Gas Partners, L.P., the former parent company of Star Gas Propane, and the entities that owned the Stagecoach Facility, respectively, have agreed to indemnify Inergy against some of these liabilities, there is a risk that Inergy could ultimately be liable for some or all of these indemnified risks.

Inergy’s indebtedness may limit its ability to borrow additional funds, make distributions to its unitholders, or capitalize on acquisition or other business opportunities, in addition to impairing its ability to fulfill its debt obligation under its senior notes.

As of June 30, 2006, Inergy had approximately $631.1 million of total outstanding indebtedness. Inergy’s leverage, various limitations in its credit facility, other restrictions governing its indebtedness and the indentures governing Inergy’s senior notes may reduce its ability to incur additional indebtedness, to engage in some transactions and to capitalize on acquisition or other business opportunities.

Inergy’s indebtedness and other financial obligations could have important consequences to you. For example, they could:

•	make it more difficult for Inergy to make distributions to its unitholders;

•	impair Inergy’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general partnership purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of Inergy’s debt is, and will continue to be, at variable rates of interest;

•	have a material adverse effect on Inergy if it fails to comply with financial and restrictive covenants in its debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

•	require Inergy to dedicate a substantial portion of its cash flow to payments of Inergy’s indebtedness and other financial obligations, thereby reducing the availability of Inergy’s cash flow to fund working capital, capital expenditures and other general partnership requirements;

•	limit Inergy’s flexibility in planning for, or reacting to, changes in its business and the propane industry; and

•	place Inergy at a competitive disadvantage compared to its competitors that have proportionately less debt.

If Inergy is unable to meet its debt service obligations and other financial obligations, it could be forced to restructure or refinance its indebtedness and other financial transactions, seek additional equity capital or sell its assets. Inergy may then be unable to obtain such financing or capital or sell its assets on satisfactory terms, if at all.

A change of control of Inergy’s managing general partner could result in Inergy facing substantial repayment obligations under its credit facility.

In addition, Inergy’s bank credit agreement and the indentures governing its senior notes contain provisions relating to change of control of Inergy’s managing general partner, the partnership, and Inergy’s operating company. If these provisions are triggered, Inergy’s outstanding bank indebtedness may become due. In such an event, there is no assurance that Inergy would be able to pay the indebtedness, in which case the lenders would have the right to foreclose on Inergy’s assets, which would have a material adverse affect on Inergy. There is no restriction on the ability of Inergy’s general partners to enter into a transaction which would trigger the change of control provisions.

Restrictive covenants in the agreements governing Inergy’s indebtedness may reduce its operating flexibility.

The indentures governing Inergy’s outstanding senior notes and agreements governing Inergy’s revolving credit facilities and other future indebtedness contain or may contain various covenants limiting Inergy’s ability and the ability of specified subsidiaries of Inergy to, among other things:

•	pay distributions on, redeem or repurchase Inergy’s equity interests or redeem or repurchase Inergy’s subordinated debt;

•	make investments;

•	incur or guarantee additional indebtedness or issue preferred securities;

•	create or incur certain liens;

•	enter into agreements that restrict distributions or other payments from Inergy’s restricted subsidiaries to Inergy;

•	consolidate, merge or transfer all or substantially all of Inergy’s assets;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	create non-guarantor subsidiaries;

These restrictions could limit Inergy’s ability and the ability of its subsidiaries to obtain future financings, make needed capital expenditures, withstand a future downturn in Inergy’s business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Inergy’s bank credit agreement contains covenants requiring it to maintain specified financial ratios and satisfy other financial conditions. Inergy may be unable to meet those ratios and conditions. Any future breach of these covenants and Inergy’s failure to meet any of those ratios and conditions could result in a default under the terms of Inergy’s bank credit agreement, which could result in the acceleration of Inergy’s debt and other financial obligations. If Inergy were unable to repay these amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral.

Inergy is subject to operating and litigation risks that could adversely affect its operating results to the extent not covered by insurance.

Inergy’s operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with combustible products such as propane and natural gas. As a result, Inergy has been, and likely will be, a defendant in legal proceedings and litigation arising in the ordinary course of business. Inergy maintains insurance policies with insurers in such amounts and with such coverages and deductibles as it believes are reasonable and prudent. However, Inergy’s insurance may not be adequate to protect it from all material expenses related to potential future claims for personal injury and property damage. In addition, the occurrence of a serious accident, whether or not Inergy is involved, may have an adverse effect on the public’s desire to use its products.

Inergy’s operations are subject to compliance with environmental laws and regulations that can adversely affect Inergy’s results of operations and financial condition.

Inergy’s operations are subject to stringent environmental laws and regulations of federal, state, and local authorities. Such environmental laws and regulations impose numerous obligations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to comply with applicable laws, and restrictions on the generation, handling, treatment, storage, disposal, and transportation of certain materials and wastes. Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil, and criminal penalties, the imposition of remedial liabilities and even the issuance of injunctions restricting or prohibiting Inergy’s activities. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. In the course of Inergy’s operations, materials or wastes may have been spilled or released from properties owned or leased by Inergy or on or under other locations where these materials or wastes have been taken for disposal. In addition, many of the properties owned or leased by Inergy were previously operated by third parties whose management, disposal, or release of materials and wastes was not under Inergy’s control. Accordingly, Inergy may be liable for the costs of cleaning up or remediating contamination arising out of its operations or as a result of activities by others who previously occupied or operated on properties now owned or leased by Inergy. It is also possible that implementation of stricter environmental laws and regulations in the future could result in additional costs or liabilities to Inergy as well as the industry in general.

Cost reimbursements due Inergy’s managing general partner may be substantial and will reduce the cash available for principal and interest on Inergy’s outstanding indebtedness.

Inergy reimburses its managing general partner and its affiliates, including officers and directors of its managing general partner, for all expenses they incur on Inergy’s behalf. The reimbursement of expenses could adversely affect Inergy’s ability to make payments of principal and interest on our outstanding indebtedness. Inergy’s managing general partner has sole discretion to determine the amount of these expenses. In addition, Inergy’s managing general partner and its affiliates provide Inergy with services for which Inergy is charged reasonable fees as determined by Inergy’s managing general partner in its sole discretion.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could cause Inergy to incur additional expenditures of time and financial resources.

Inergy has for the first time completed the process of documenting and testing its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of its internal controls over financial reporting and a report by its independent auditors addressing these assessments. If, in the future, Inergy fails to maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause Inergy to incur substantial expenditures of management time and financial resources to identify and correct any such failure.

Risks Related to Inergy’s Propane Operations

Since weather conditions may adversely affect the demand for propane, Inergy’s financial condition and results of operations are vulnerable to, and will be adversely affected by, warm winters.

Weather conditions have a significant impact on the demand for propane because Inergy’s customers depend on propane principally for heating purposes. As a result, warm weather conditions will adversely impact Inergy’s operating results and financial condition. Actual weather conditions can substantially change from one year to the next. Furthermore, warmer than normal temperatures in one or more regions in which Inergy operates can significantly decrease the total volume of propane it sells. Consequently, Inergy’s operating results may vary significantly due to actual changes in temperature. During the fiscal years ended September 30, 1999, 2000, 2002, 2004 and 2005 temperatures were significantly warmer than normal in Inergy’s areas of operation (based on the 30-year average consisting of years 1976 through 2005 published by the National Oceanic and Atmospheric Administration). We believe that Inergy’s results of operations during these periods were adversely affected as a result of this warm weather.

Sudden and sharp propane price increases that cannot be passed on to customers may adversely affect Inergy’s profit margins.

The propane industry is a “margin-based” business in which gross profits depend on the excess of sales prices over supply costs. As a result, Inergy’s profitability will be sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, Inergy may not be able to pass on these increases to its customers through retail or wholesale prices. Propane is a commodity and the price Inergy pays for it can fluctuate significantly in response to changes in supply or other market conditions. Inergy has no control over supply or market conditions. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce Inergy’s gross profits and could, if continued over an extended period of time, reduce demand by encouraging its retail customers to conserve or convert to alternative energy sources.

The highly competitive nature of the retail propane business could cause Inergy to lose customers or affect its ability to acquire new customers, thereby reducing its revenues.

Inergy has competitors and potential competitors who are larger and have substantially greater financial resources than it does, which may provide them with some advantages. Also, because of relatively low barriers to entry into the retail propane business, numerous small retail propane distributors, as well as companies not engaged in retail propane distribution, may enter Inergy’s markets and compete with it. Most of Inergy’s propane retail branch locations compete with several marketers or distributors. The principal factors influencing competition with other retail marketers are:

•	price;

•	reliability and quality of service;

•	responsiveness to customer needs;

•	safety concerns;

•	long-standing customer relationships;

•	the inconvenience of switching tanks and suppliers; and

•	the lack of growth in the industry.

We can make no assurances that Inergy will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, Inergy may lose customers, which would reduce its revenues.

If Inergy is not able to purchase propane from its principal suppliers, Inergy’s results of operations would be adversely affected.

Most of Inergy’s total volume purchases are made under supply contracts that have a term of one year, are subject to annual renewal, and provide various pricing formulas. Three of Inergy’s suppliers, Sunoco, Inc. (15%), Dominion Transmission Inc. (13%) and ExxonMobil Oil Corp. (13%), accounted for approximately 41% of propane purchases during the fiscal year ended September 30, 2005. In the event that Inergy is unable to purchase propane from its significant suppliers, Inergy’s failure to obtain alternate sources of supply at competitive prices and on a timely basis would hurt its ability to satisfy customer demand, reduce its revenues and adversely affect its results of operations.

Competition from other energy sources may cause Inergy to lose customers, thereby reducing its revenues.

Competition from other energy sources, including natural gas and electricity, has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems and availability of natural gas in many areas that previously depended upon propane could cause Inergy to lose customers, thereby reducing its revenues.

Inergy’s business would be adversely affected if service at its principal storage facilities or on the common carrier pipelines it uses is interrupted.

Historically, a substantial portion of the propane purchased to support Inergy’s operations has originated at Conway, Kansas, Hattiesburg, Mississippi and Mont Belvieu, Texas and has been shipped to it through major common carrier pipelines. Any significant interruption in the service at these storage facilities or on the common carrier pipelines Inergy uses would adversely affect its ability to obtain propane.

If Inergy is not able to sell propane that it has purchased through wholesale supply agreements to either its own retail propane customers or to other retailers and wholesalers, the results of its operations would be adversely affected.

Inergy currently is party to propane supply contracts and expects to enter into additional propane supply contracts which require it to purchase substantially all the propane production from certain refineries. Inergy’s inability to sell the propane supply in its own propane distribution business, to other retail propane distributors or to other propane wholesalers would have a substantial adverse impact on its operating results and could adversely impact its capital liquidity.

Energy efficiency and new technology may reduce the demand for propane and adversely affect Inergy’s operating results.

Increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, have adversely affected the demand for propane by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand for propane and adversely affect Inergy’s operating results.

Due to Inergy’s limited asset diversification, adverse developments in its propane business could adversely affect Inergy’s operating results and reduce its ability to make distributions to its unitholders.

Inergy relies substantially on the revenues generated from its propane business. Due to Inergy’s limited asset diversification, an adverse development in this business would have a significantly greater impact on Inergy’s financial condition and results of operations than if it maintained more diverse assets.

Risks Related to Inergy’s Midstream Operations

Federal, state or local regulatory measures could adversely affect Inergy’s business.

Inergy’s operations are subject to federal, state and local regulatory authorities. Specifically, Inergy’s Stagecoach natural gas storage facility and related assets are subject to the regulation of the Federal Energy Regulatory Commission, or FERC.

Under the Natural Gas Act of 1938 (“NGA”), FERC has authority to regulate Inergy’s natural gas facilities that provide natural gas pipeline transportation services in interstate commerce, including storage services. Natural gas companies may not charge rates that have been determined not to be just and reasonable by the FERC. In addition, the FERC prohibits natural gas companies from unduly preferring or unreasonably discriminating against any person with respect to pipeline transportation rates or terms and conditions of service. Pursuant to FERC’s jurisdiction over rates, existing rates may be challenged by complaint and proposed rate increases may be challenged by protest. The Stagecoach Facility has market-based rate authority from the FERC, which authority is subject to its further review, pending the outcome of the FERC proceeding initiated by the application requesting authorization to expand the facility’s storage capacity filed by Inergy’s regulated subsidiary and owner of the Stagecoach facility, Central New York Oil and Gas Co., LLC (“CNYOG”).

In conjunction with CNYOG’s application for FERC authority to construct and operate the Stagecoach expansion project, CNYOG has presented a market analysis to FERC which seeks to demonstrate that the contemplated Stagecoach expansion project, once built, will not affect the basis for CNYOG’s continued market-based rate authority. Neither this market analysis nor CNYOG’s certificate application to construct and operate the Stagecoach expansion, of which the market analysis is a component part, has been ruled upon by FERC.

While we have no reason to believe that CNYOG’s request to continue to charge and collect market-based rates will be rejected by FERC, there can be no guarantee that CNYOG will be allowed to continue to operate under such a rate regime for the remainder of the Stagecoach Facility’s operating life. Any successful complaint or protest against rates charged for Stagecoach storage and related services, or CNYOG’s loss of market-based rate authority, could have an adverse impact on Inergy’s revenues.

In addition, the Stagecoach Facility’s market-based rate authority would be subject to further review if it acquires transportation facilities or additional storage capacity, if Inergy or one of its affiliates provides storage or transportation services in the same market area or acquires an interest in another storage field that can link Inergy’s facilities to the market area or if Inergy or one of its affiliates acquire an interest in or is acquired by an interstate pipeline.

We cannot assure you that FERC will continue to pursue its approach of pro-competitive policies as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity, transportation and storage facilities. Any successful complaint or protest against Inergy’s rates or loss of our market-based rate authority could have an adverse impact on Inergy’s revenues associated with providing storage services. Failure to comply with applicable regulations under the NGA, Natural Gas Policy Act of 1978, Pipeline Safety Act of 1968 and certain other laws, and with implementing regulations associated with these laws could result in the imposition of administrative and criminal remedies and civil penalties of up to $1,000,000 per day, per violation.

In addition, we cannot provide any guarantees that the FERC will authorize the Stagecoach expansion project precisely as requested; or that FERC, if it does so authorize the expansion, will act in a manner considered sufficiently timely by affected parties. Nor can we assure that the agreements supporting the Stagecoach expansion project will remain in effect through the full term designated in each such agreement. The loss or impaired creditworthiness of one or more of the expansion customers could have a material adverse effect on the expansion project.

Inergy’s storage business depends on neighboring pipelines to transport natural gas.

To obtain natural gas, Inergy’s storage business depends on the Tennessee Gas Pipeline Company’s 300-Line to which we have interconnect access. This pipeline is owned by parties not affiliated with Inergy. Any interruption of service on the pipeline or lateral connections or adverse change in the terms and conditions of service could have a material adverse effect on Inergy’s ability, and the ability of Inergy’s customers, to transport natural gas to and from Inergy’s facilities and have a corresponding material adverse effect on Inergy’s storage revenues. In addition, the rates charged by the interconnected pipeline for transportation to and from Inergy’s facilities affect the utilization and value of our storage services. Significant changes in the rates charged by the pipeline or the rates charged by other pipelines with which the interconnected pipelines compete could also have a material adverse effect on Inergy’s storage revenues.

Inergy expects to derive a significant portion of its revenues from the Stagecoach Facility from three customers, and the loss one or more of these customers could result in a significant loss of revenues and cash flow.

Inergy expects to derive a significant portion of its revenues and cash flow in connection with the Stagecoach Facility from its largest three customers comprised of Consolidated Edison Company, New Jersey Resources, and New Jersey Natural Gas. The loss or impaired creditworthiness of one or more of these customers could have a material adverse effect on Inergy’s business, results of operations and financial condition.

Inergy encounters competition from other natural gas storage companies.

Inergy’s principal competitors in its natural gas storage market include other storage providers including among others Dominion Resources, Inc., NiSource Inc., El Paso Corporation. These major natural gas transmission companies have existing storage facilities connected to their systems that compete with certain of Inergy’s facilities. Pending and future construction projects, if and when brought on line, may also compete with the Stagecoach Facility. Such projects may include FERC-certificated storage expansions and greenfield construction projects, as well as construction of liquified natural gas, or LNG, facilities.

Expanding Inergy’s business by constructing new midstream assets subjects Inergy to construction risks.

One of the ways Inergy may grow its business is through the expansion of its existing storage facilities, such as the current Stagecoach expansion project. The construction of additional storage facilities or new pipeline interconnects involves numerous regulatory, environmental, political and legal uncertainties beyond Inergy’s control and may require the expenditure of significant amounts of capital. If Inergy undertakes these projects, they may not be completed on schedule or at all or at the budgeted cost. Moreover, Inergy’s revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if Inergy builds a new midstream asset, the construction will occur over an extended period of time, and Inergy will not receive any material increases in revenues until after the project is placed in service. Moreover, Inergy may construct facilities to capture anticipated future growth in production and/or demand in a region in which such growth does not materialize. As a result, new facilities may not be able to attract enough throughput to achieve Inergy’s expected investment return, which could adversely affect Inergy’s results of operations and financial condition.

Inergy is exposed to the credit risk of its customers, and an increase in the nonpayment and nonperformance by its customers could negatively affect Inergy’s business.

Risks of nonpayment and nonperformance by Inergy’s natural gas storage facility customers are a major concern in its business. Inergy is subject to risks of loss resulting from nonpayment or nonperformance by its customers. Any increase in the nonpayment and nonperformance by Inergy’s customers could negatively affect its business.

Inergy may not be able to retain existing customers or acquire new customers, which would reduce Inergy’s revenues and limit our future profitability.

The renewal or replacement of existing contracts with Inergy’s customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond Inergy’s control, including competition from other pipelines and storage providers, and the price of, and demand for, natural gas in the markets Inergy serves. The inability of Inergy’s management to renew or replace its current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on Inergy’s profitability.

The fees charged by Inergy to third parties under transmission, transportation and storage agreements may not escalate sufficiently to cover increases in costs and the agreements may not be renewed or may be suspended in some circumstances.

Inergy’s costs may increase at a rate greater than the rate that the fees Inergy charges to third parties increase pursuant to our contracts with them. Furthermore, third parties may not renew their contracts with Inergy. Additionally, some third parties’ obligations under their agreements with Inergy may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond Inergy’s control, including force majeure events wherein the supply of either natural gas, are curtailed or cut off. Force majeure events include (but are not limited to) revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of Inergy’s equipment or facilities or those of third parties. If the escalation of fees is insufficient to cover increased costs, if third parties do not renew or extend their contracts with Inergy or if any third party suspends or terminates its contracts with Inergy, Inergy’s financial results would be negatively impacted.

Inergy’s business would be adversely affected if operations at any of its facilities were interrupted.

Inergy’s operations are dependent upon the infrastructure that it has developed, including, storage facilities and various means of transportation. Any significant interruption at these facilities or pipelines or Inergy’s or its customers’ inability to transmit natural gas to or from these facilities or pipelines for any reason would adversely affect Inergy’s results of operations. Operations at Inergy’s facilities could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within Inergy’s control, such as:

•	unscheduled turnarounds or catastrophic events at Inergy’s physical plants;

•	labor difficulties that result in a work stoppage or slowdown; and

•	a disruption in the supply of natural gas to Inergy’s storage facilities.

Risks Inherent in an Investment in Us

We are largely dependent on Inergy, L.P. for our growth. As a result of the fiduciary obligations of Inergy’s managing general partner, which is our wholly owned subsidiary, to the unitholders of Inergy, our ability to pursue business opportunities independently will be limited.

We currently intend to grow primarily through the growth of Inergy. While we are not precluded from pursuing business opportunities independent of Inergy, Inergy’s managing general partner, which is our wholly owned subsidiary, has fiduciary duties to Inergy unitholders which would make it difficult for us to engage in any business activity that is competitive with Inergy. Those fiduciary duties are applicable to us because we control the managing general partner through our ability to elect all of its directors. While there may be circumstances in which these fiduciary duties may be satisfied while allowing us to pursue business opportunities independent of Inergy, we expect such opportunities to be limited. Accordingly, we may be unable to diversify our sources of revenue in order to increase cash distributions to you. See also “—Risks Related to Conflicts of Interest.”

A substantial portion of our partnership interests in Inergy are restricted and some are not publicly traded, which may limit our ability to sell these interests as well as interests in other subsidiaries that we own.

We own 1,717,551 Inergy common units, all of which are unregistered and restricted securities, within the meaning of Rule 144 under the Securities Act of 1933. We therefore face restrictions on the volume of Inergy common units we can sell in any three-month period. Furthermore, there is no public market for Inergy’s senior subordinated units, junior subordinated units or special units and we do not expect one to develop. If we were required to sell senior subordinated units, junior subordinated units or special units for any reason, we likely would receive a discount to the current market price of Inergy’s common units, and that discount may be substantial. In addition, our investments in Inergy’s general partners and New Inergy Propane, LLC are illiquid, and our ability to sell such interests is limited because there is no market for them.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public markets, including sales by our existing partners.

We have 20,000,000 common units outstanding. Approximately 16.1 million of these common units are subject to resale restrictions until August 2006 pursuant to an agreement among certain of our officers and directors and other individuals who invested in us prior to our initial public offering (together, our “Pre-IPO Investors”) entered into prior to the completion of our initial public offering. The resale restriction agreement among our Pre-IPO Investors may be waived in the discretion of the voting majority of our general partner. In the event these restrictions are waived, sales by any of our existing partners of a substantial number of our common units in the public markets, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, our general partner has provided registration rights to these Pre-IPO Investors pursuant to a Registration Rights Agreement, subject to certain limitations.

Cost reimbursements due our general partner may be substantial and will reduce our cash available for distribution to holders of our common units.

Prior to making any distribution on our common units, we reimburse our general partner for expenses it incurs on our behalf. The reimbursement of expenses could adversely affect our ability to pay cash distributions to holders of our common units. Our general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates may perform other services for us for which we will be charged fees as determined by our general partner.

The President and Chief Executive Officer of our general partner effectively controls us and Inergy through his control of our general partner and Inergy’s managing general partner.

The President and Chief Executive Officer of both our general partner and Inergy’s managing general partner owns an economic interest of 54.9% in our general partner and has voting control of our general partner. He therefore controls our general partner and through it, the managing general partner of Inergy and may be able to influence unitholder votes. Control over these entities gives our President and Chief Executive Officer substantial control over our and Inergy’s business and operations.

The control of our general partner may be transferred to a third party, and that party could replace our current management team, in each case without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of the owners of our general partner to transfer their ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and to control the decisions taken by the board of directors and officers.

If Inergy’s managing general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of Inergy, its value, and therefore the value of our common units, could decline.

The managing general partner of Inergy may make expenditures on behalf of Inergy for which it will seek reimbursement from Inergy. In addition, under Delaware partnership law, the managing general partner, in its capacity as the managing general partner of Inergy, has unlimited liability for the obligations of Inergy, such as its debts and environmental liabilities, except for those contractual obligations of Inergy that are expressly made without recourse to the managing general partner. To the extent Inergy GP, LLC incurs obligations on behalf of Inergy, it is entitled to be reimbursed or indemnified by Inergy. If Inergy is unable or unwilling to reimburse or indemnify its managing general partner, Inergy GP, LLC may be unable to satisfy these liabilities or obligations, which would reduce its value and therefore the value of our common units.

Our unitholders cannot easily remove our general partner.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders did not elect our general partner or the directors of our general partner and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future.

Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because affiliates of our general partner own more than one-third of our outstanding units, our general partner currently cannot be removed without the consent of our general partner and its affiliates.

Our unitholders’ voting rights are further restricted by the provision in our partnership agreement stating that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of our management.

As a result of these provisions, the price at which our common units trade may be lower because of the absence or reduction of a takeover premium in the trading price.

Inergy’s unitholders have the right to remove Inergy’s general partner with the approval of the holders of 66 2/3% of all units, which would cause us to lose our general partner interest in Inergy and the ability to manage Inergy.

We currently manage Inergy through Inergy GP, LLC, Inergy’s managing general partner and our wholly owned subsidiary. Inergy’s partnership agreement, however, gives unitholders of Inergy the right to remove the managing general partner of Inergy upon the affirmative vote of holders of 66 2/3% of Inergy’s outstanding units. If Inergy GP, LLC were removed as managing general partner of Inergy, Inergy Partners, LLC, Inergy’s non-managing general partner and our wholly owned subsidiary, would receive cash or common units in exchange for it’s approximate 1.0% general partner interest and Inergy GP, LLC would lose its ability to manage Inergy. While the common units or cash we would receive are intended under the terms of Inergy’s partnership agreement to fully compensate us in the event such an exchange is required, the value of these common units or investments we make with the cash over time may not be equivalent to the value of the general partner interest had we retained it.

Inergy may issue additional Inergy common units, including Inergy common units senior to the subordinated units we own, which may increase the risk that Inergy will not have sufficient available cash to maintain or increase the per Inergy unit distribution level.

Inergy has wide latitude to issue additional Inergy common units, including Inergy common units that rank senior to the senior and junior subordinated units and the incentive distributions rights as to quarterly cash distributions, on the terms and conditions established by Inergy’s managing general partner. The payment of distributions on these additional Inergy common units may increase the risk that Inergy will be unable to maintain or increase the per Inergy unit distribution level. To the extent these new Inergy common units are senior to the subordinated units and incentive distribution rights, their issuance will render more uncertain the payment of distributions on the subordinated units and incentive distribution rights. In addition, such issuance of additional Inergy common units may make it more difficult for the senior and junior subordinated units to convert into Inergy common units since conversion requires that we meet specific financial tests with respect to all outstanding Inergy common units.

If in the future we cease to manage and control Inergy through our direct and indirect ownership of the general partner interests in Inergy, we may be deemed to be an investment company under the Investment Company Act of 1940.

If we cease to manage and control Inergy and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act of 1940, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement or to take other action under our partnership agreement constituted participation in the “control” of our business.

Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner.

In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read “Material Provisions of the Partnership Agreement of Inergy Holdings, L.P.—Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

Restrictions in our credit facility could limit our ability to make distributions to our unitholders.

Our credit facility contains covenants limiting our ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions to our unitholders. This facility also contains covenants requiring us to maintain certain financial ratios. We are prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under this facility.

We may issue an unlimited number of limited partner interests without the consent of our unitholders, which will dilute your ownership interest in us and may increase the risk that we will not have sufficient available cash to maintain or increase our per unit distribution level.

Our general partner may cause us to issue an unlimited number of limited partner interests of any type, on terms and conditions established by our general partner, without the approval of our unitholders without unitholder approval. Such issuances may occur in connection with acquisitions or capital improvements by us or by Inergy or as a result of grants made under our long-term incentive plan.

The issuance of additional common units or other equity securities of equal rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each common unit may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished;

•	the ratio of taxable income to distributions may increase; and

•	the market price of the common units may decline.

Furthermore, our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

Our cash distribution policy limits our ability to grow.

Because we distribute all of our available cash, our growth may not be as rapid as businesses that reinvest their available cash to expand ongoing operations. In fact, our growth initially will be completely dependent upon Inergy’s ability to increase its quarterly distribution per unit because currently our only cash-generating assets are partnership interests in Inergy. If we issue additional units or incur debt to fund acquisitions and growth capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

In the future our management will be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse affect on our financial results and the market price of our common units.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual review and evaluation of our internal control systems, and attestation of these systems by our independent auditors. We are currently undergoing a review of our internal control systems and procedures and considering improvements that will be necessary in order for us to comply with the requirements of Section 404 by the end of our fiscal year ending September 30, 2006. While we currently anticipate being able to fully implement the requirements relating to compliance with Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of such activities on our operations due in large part to the lack of precedent available by which to measure compliance with such requirements. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of our common units. In addition, to the extent we or our independent registered public accounting firm identify a significant deficiency in our internal control over financial reporting, the resources and costs required to remediate such deficiency could have an adverse impact on our future results of operations.

Risks Related to Conflicts of Interest

Although we control Inergy through our ownership of its managing general partner, Inergy’s managing general partner owes fiduciary duties to Inergy and Inergy’s unitholders, which may conflict with our interests.

Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including Inergy’s managing general partner, on the one hand, and Inergy and its limited partners, on the other hand. The directors and officers of Inergy GP, LLC have fiduciary duties to manage Inergy in a manner beneficial to us, its owner. At the same time, the managing general partner has a fiduciary duty to manage Inergy in a manner beneficial to Inergy and its limited partners. The board of directors of Inergy GP, LLC will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses to Inergy and us;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and Inergy, on the other hand;

•	the determination of the amount of cash to be distributed to Inergy’s partners and the amount of cash to be reserved for the future conduct of Inergy’s business;

•	the determination of whether Inergy should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions to Inergy’s partners or otherwise;

•	the determination of the terms and purchase price applicable to any class of units sold in a private placement between us and Inergy; and

•	any decision we make in the future to engage in business activities independent of Inergy.

The fiduciary duties of our general partner’s officers and directors may conflict with those of Inergy GP, LLC, Inergy’s managing general partner.

Conflicts of interest may arise because of the relationships between Inergy GP, LLC, Inergy and us. Our general partner’s directors and officers have fiduciary duties to manage our business in a manner beneficial to us and our unitholders. Simultaneously, a majority of our general partner’s directors and all of its officers are also directors and officers of Inergy GP, LLC, Inergy’s managing general partner, and have fiduciary duties to manage the business of Inergy in a manner beneficial to Inergy and Inergy’s unitholders. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

Our general partner has conflicts of interest and limited fiduciary responsibilities to us, which may allow it to favor its own interests to the detriment of our unitholders.

Our general partner owns a non-economic general partner interest in us and certain officers and directors of our general partner and certain officers and directors of the managing general partner of Inergy own an approximate 73.2% limited partner interest in us. In addition, certain officers of our general partner and certain officers and directors of the managing general partner of Inergy own approximately 93.1% of our general partner.

Conflicts of interest may arise between our general partner and us. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

Conflicts Relating to Control:

•	our general partner is allowed to take into account the interests of parties other than us, including Inergy and its affiliates and any other businesses acquired in the future, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•	our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also affect the amount of cash available for distribution.

Conflicts Relating to Costs:

•	our general partner determines the amount and timing of investment transactions, asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines which of the costs incurred by our general partner and its affiliates are reimbursable by us; and

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our general partner may not be fully reimbursed for the use of its officers and employees by Inergy’s managing general partner.

Our general partner shares officers and administrative personnel with Inergy’s managing general partner to operate both our business and Inergy’s business. In that case, our general partner’s officers, who are also the officers of Inergy’s managing general partner, allocate, in their reasonable and sole discretion, the time its employees spend on our behalf and on behalf of Inergy. These allocations may not necessarily be the result of arms-length negotiations between Inergy’s managing general partner and our general partner. Although our general partner intends to be reimbursed for its employee’s activities, due to the nature of the allocations, this reimbursement may not exactly match the actual time and overhead spent.

Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner. It will be difficult for a unitholder to challenge a resolution of a conflict of interest by our general partner or by its conflicts committee.

Whenever our general partner makes a determination or takes or declines to take any other action in its capacity as our general partner, it will be obligated to act in good faith, which means it must reasonably believe that the determination or other action is in our best interests. Whenever a potential conflict of interest exists between us and our general partner, our general partner may resolve such conflict of interest. If our general partner determines that its resolution of the conflict of interest is on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is fair and reasonable to us, taking into account the totality of the relationships between us and our general partner, then it shall be presumed that in making this determination, our general partner acted in good faith. A unitholder seeking to challenge this resolution of the conflict of interest would bear the burden of overcoming such presumption. This is different from the situation with Delaware corporations, where a conflict resolution by an interested party would be presumed to be unfair and the interested party would have the burden of demonstrating that the resolution was fair.

Furthermore, if our general partner obtains the approval of our conflicts committee, the resolution will be conclusively deemed to be fair and reasonable to us and not a breach by our general partner of any duties it may owe to us or our unitholders. This is different from the situation with Delaware corporations, where a conflict resolution by a committee consisting solely of independent directors would merely shift the burden of demonstrating unfairness to the plaintiff. If you chose to purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law. As a result, unitholders will effectively not be able to challenge a decision by the conflicts committee.

Unlike Inergy and most other master limited partnerships, which require at least two independent members of the conflicts committee, our partnership agreement provides that a conflicts committee may be comprised of one or more directors. If we establish a conflicts committee with only one director, your interests may not be as well served as if we had a conflicts committee with at least two independent directors. A single member committee would not have the benefit of discussion with and input from other independent directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time more than 85% of the outstanding common units are owned by our general partner and its affiliates, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units.

Tax Risks to Our Common Unitholders

You should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

If we or Inergy were treated as a corporation for federal income tax purposes, or if we or Inergy were to become subject to a material amount of entity-level taxation for state tax purposes, then our cash available for distribution to you would be substantially reduced.

The value of our investment in Inergy depends largely on Inergy being treated as a partnership for federal income tax purposes, which requires that 90% or more of Inergy’s gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the Internal Revenue Code. Inergy may not meet this requirement or current law may change so as to cause, in either event, Inergy to be treated as a corporation for federal income tax purposes or otherwise subject to federal income tax. Moreover, the anticipated after-tax benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or IRS, on this or any other matter affecting us.

If Inergy were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to us would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to us. As a result, there would be a material reduction in our anticipated cash flow and distributions to you, likely causing a substantial reduction in the value of our units.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.

Current law may change, causing us or Inergy to be treated as a corporation for federal income tax purposes or otherwise subjecting us or Inergy to entity level taxation. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. For instance, Inergy will be subject to a new entity-level tax on the portion of its income that is generated in Texas beginning in 2007. Specifically, the Texas margin tax will be imposed at a maximum effective rate of .7% of Inergy’s gross income apportioned to Texas. Imposition of such a tax upon us or Inergy as an entity will reduce, our cash available for distribution to you.

Inergy’s partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects Inergy to taxation as a corporation or otherwise subjects Inergy to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on Inergy. Likewise, if we or Inergy is subjected to any such form of an entity-level taxation the cash available for distribution to you will be reduced.

If the IRS contests the federal income tax positions we or Inergy take, the market for our common units or Inergy units may be adversely impacted, and the costs of any contest will reduce cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. Moreover, Inergy has not requested any ruling from the IRS with respect to its treatment as a partnership for federal income tax purposes or any other matter that affects

it. The IRS may adopt positions that differ from the positions we or Inergy take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we or Inergy take. A court may disagree with some or all of the positions we or Inergy take. Any contest with the IRS may materially and adversely impact the market for our common units or Inergy units and the price at which they trade. In addition, the cost of any contest between Inergy and the IRS will result in a reduction in cash available for distribution to Inergy unitholders and thus indirectly by us, as a unitholder and as the owner of the general partner of Inergy. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income, which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from the taxation of your share of our taxable income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and the adjusted tax basis in those common units. Prior distributions to you in excess of the total net taxable income allocated to you, which decreased the tax basis in your common units, will, in effect, become taxable income to you if the common units are sold at a price greater than your tax basis in those common units, even if the price is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders’ tax returns. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

The sale or exchange of 50% or more of our capital and profits interests within a twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Likewise, Inergy will be considered to have terminated its partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in Inergy’s capital and profits within a twelve-month period. A termination would, among other things, result in the closing of our or Inergy’s taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income for the year in which the termination occurs. Thus, if this occurs you will be allocated an increased amount of federal taxable income for the year in which we are considered to be terminated as a percentage of the cash distributed to you with respect to that period. Although the amount of increase cannot be estimated because it depends upon numerous factors including the timing of the termination, the amount could be material. Our termination, or the termination of Inergy, currently would not affect our classification, or the classification of Inergy, as a partnership for federal income tax purposes, but instead, we or Inergy would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income taxes purposes.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we or Inergy do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We and Inergy presently anticipate that substantially all of our income will be generated in the following states: Alabama, Arkansas, California, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, West Virginia and Wisconsin. Each of those states, except Florida and Texas, currently impose a personal income tax. We or Inergy may do business or own property in other states in the future. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities covered by this prospectus for general partnership purposes, which may include debt repayment, future acquisitions, capital expenditures, purchases of limited partnership units of Inergy, L.P. and additions to working capital.

The prospectus supplement for any particular offering of securities using this prospectus will disclose the actual use of the net proceeds from the sale of such securities. The exact amounts to be used and when the net proceeds will be applied to partnership purposes will depend on a number of factors, including our funding requirements and the availability of alternative funding sources.

DESCRIPTION OF THE COMMON UNITS

Our common units represent limited partner interests in us. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges available to limited partners under our limited partnership agreement.

Transfer Agent and Registrar

Duties.    American Stock Transfer & Trust Company serves as registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of our common units except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.    The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our common units:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. The general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

MATERIAL PROVISIONS OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the Amended and Restated Agreement of Limited Partnership of Inergy Holdings, L.P. , which could impact our results of operations. The Amended and Restated Agreement of Limited Partnership of Inergy Holdings, L.P., which is referred to in this prospectus as our partnership agreement, is incorporated by reference in the registration statement of which this prospectus constitutes a part.

We summarize the following provisions of the Inergy Holdings, L.P. partnership agreement elsewhere in this prospectus:

•	With regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units.”

•	With regard to distributions of available cash, please read “Cash Distribution Policy.”

•	With regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization

On April 28, 2005, Inergy Holdings, LLC converted into a limited partnership and will have a perpetual existence.

Purpose

Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner may not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our affiliates or our subsidiaries to engage in activities other than the ownership of partnership interests in Inergy, L.P., our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner,

•	to approve some amendments to our partnership agreement, or

•	to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in 33 states. If it were determined that the Partnership was conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Vote Required

The following is a summary of the unitholder vote required for the matters specified below. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. In voting their units, affiliates of our general partner will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional securities	No approval right.
Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read “—Amendment of the Partnership Agreement.”
Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding units in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”
Dissolution of our partnership	A majority of our outstanding units. Please read “—Termination and Dissolution.”
Continuation of our business upon dissolution	A majority of our outstanding units. Please read “—Termination and Dissolution.”
Withdrawal of our general partner	Under most circumstances, the approval of a majority of the units, excluding units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2015 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of the General Partner.”
Removal of our general partner	Not less than 66 2/3 of the outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”
Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to another entity in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the units, excluding units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2015. Please read “—Transfer of General Partner Interests.”

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the common units are not entitled.

Amendment of the Partnership Agreement

General

Amendment to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners. To adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding units.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected, or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(1) a change in the name of the partnership, the location of the partnership’s principal place of business, the partnership’s registered agent or its registered office,

(2) the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement,

(3) a change that our general partner determines is necessary or advisable for the partnership to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes,

(4) an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed,

(5) an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities,

(6) any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone,

(7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement,

(8) any amendment that our general partner determines to be necessary or appropriate for the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement,

(9) a change in our fiscal year or taxable year and related changes,

(10) a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance, or

(11) any other amendments substantially similar to any of the matters described in (1) through (8) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

(1) do not adversely affect our limited partners (or any particular class of limited partners) in any material respect,

(2) are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute,

(3) are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading,

(4) are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement, or

(5) are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Finally, our partnership agreement specifically permits our general partner to authorize the managing general partner of Inergy to limit or modify the incentive distribution rights held by us if our general partner determines that such limitation or modification does not adversely affect our limited partners in any material respect.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of its limited partners. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by a majority of our outstanding units,

(2) there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law,

(3) the entry of a decree of judicial dissolution of us, or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of general partner interests in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding common units, subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner, and

(2) neither we nor the reconstituted limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in our partnership agreement. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Remo val of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as the general partner prior to June 30, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates (including us), and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. If our general partner is removed or withdraws and no successor is appointed, our general partner will continue the business of Inergy.

Upon the withdrawal of our general partner under any circumstances, the holders of a majority of the outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding units agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal.

In addition, we are required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of Ge neral Partner Interests

Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters. At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner without the approval of the unitholders, subject to certain restrictions as described elsewhere in this prospectus. Please read “Certain Relationships and Related Transactions.”

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner.

Limited Call Right

If at any time not more than 15% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1) the highest cash price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests, and

(2) the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability” above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If the partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that the partnership has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, the partnership may redeem the units held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	the general partner,

•	any departing general partner,

•	any person who is or was an affiliate of a general partner or any departing general partner,

•	any person who is or was a member, partner, officer, director or trustee of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner,

•	any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person, or

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, the general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether it would have the power to indemnify the person against liabilities under our partnership agreement.

Books and Reports

Our general partner is required to keep appropriate books of the partnership’s business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting purposes, our fiscal year ends September 30 of each calendar year. For tax reporting purposes, our tax year ends December 31 each year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner,

•	a copy of our tax returns,

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner,

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed,

•	information regarding the status of our business and financial condition, and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

Rationale for Our Cash Distribution Policy.    Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash rather than retaining it. It is important that you understand that our sole cash-generating assets consist of our partnership interests and incentive distribution rights in Inergy from which we receive quarterly distributions. We currently have no independent operations and do not currently intend to conduct operations separate from those of Inergy. Because it is unlikely that we will acquire assets other than partnership interests in Inergy and, accordingly, believe we will have relatively low cash requirements for operating expenses and capital investments, we believe that our investors are best served by distributing all of our available cash. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to tax.

Restrictions on and Our Ability to Change Our Cash Distribution Policy.    There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our distribution policy is subject to certain restrictions on distributions under our current debt agreements. Specifically, our Term Loan and Bank Facility contain certain material financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions under our debt agreements, we would be prohibited from making a distribution to you notwithstanding our stated distribution policy.

•	Inergy’s cash distribution policy is subject to restrictions on distributions under its credit agreements. Specifically, Inergy’s credit agreements contain material financial tests and covenants that it must satisfy. Should Inergy be unable to satisfy these restrictions under its credit agreements, Inergy would be prohibited from making cash distributions to us, which in turn would prevent us from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our board of directors has broad discretion to establish reserves for the prudent conduct of our business and the establishment of those reserves could result in a reduction of our stated distribution policy.

•	The board of directors of Inergy’s managing general partner has the authority under Inergy’s partnership agreement to establish reserves for the prudent conduct of Inergy’s business and for future cash distributions to Inergy’s unitholders, and the establishment of those reserves could result in a reduction in cash distributions we would otherwise anticipate receiving from Inergy, which in turn could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated cash distribution policy.

•	While our partnership agreement requires us to distribute our available cash, our partnership agreement, including our cash distribution policy contained therein, may be amended by a vote of the holders of a majority of our common units. Certain of the officers and directors of our general partner and certain of the officers and directors of Inergy’s managing general partner will own approximately 64.2% of our outstanding common units and will have the ability to amend our partnership agreement. Some of these owners are our officers as well as officers of Inergy.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is at the discretion of our general partner, taking into consideration the terms of our partnership agreement.

•	The amount of distributions paid under Inergy’s cash distribution policy and the decision to make any distribution to its unitholders is at the discretion of Inergy’s managing general partner, taking into consideration the terms of its partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses of our subsidiaries, working capital requirements and anticipated cash needs.

Our Cash Distribution Policy Limits Our Ability to Grow.    Because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. In fact, since our sole cash-generating assets consist of our partnership interests in Inergy, our growth will be dependent upon Inergy’s ability to increase its quarterly distribution per unit or our purchase of additional interests in Inergy. If we issue additional units or incur debt to fund acquisitions and growth capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

Inergy’s Ability to Grow is Primarily Dependent on its Ability to Access External Growth Capital.    Inergy has distributed most of the cash generated by its propane operations to its unitholders and has relied upon external financing sources, including commercial borrowings and other debt and common unit issuances, to fund its acquisition and growth capital expenditures. However, to the extent Inergy is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow.

Our Cash Distribution Policy.    Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our and Inergy’s respective partnership agreements, available cash is defined to generally mean, for each fiscal quarter, cash generated from our or Inergy’s business in excess of the amount our general partner determines is necessary or appropriate to provide for the conduct of our business, comply with applicable law, any of our debt instruments or other agreements or provide for future distributions to our unitholders for any one or more of the upcoming four quarters.

Inergy’s Cash Distribution Policy.    Like us, Inergy has adopted a cash distribution policy that requires it to distribute its available cash to unitholders on a quarterly basis. Inergy’s determination of available cash takes into account the need to maintain certain cash reserves to preserve its distribution levels across seasonal and cyclical fluctuations in its propane business and to provide for certain growth opportunities. Inergy makes its quarterly distributions from cash generated from its propane operations and midstream operations and those distributions have grown over time as Inergy’s propane business has grown, primarily as a result of a substantial acquisition program that is funded through external financing sources.

Sources of Distributable Cash and Incentive Distribution Rights

Our only cash-generating assets are our partnership interests in Inergy. Therefore, as Inergy makes quarterly distributions to its partners, we receive our share of such distributions in proportion to our ownership interests in Inergy. We own, directly or indirectly:

•	a 100% non-economic membership interest in Inergy GP, LLC, the managing general partner of Inergy;

•	a 100% membership interest in Inergy Partners, LLC, the non-managing general partner of Inergy, which currently owns an approximate 1.0% general partner interest in Inergy;

•	1,717,551 Inergy common units; 1,093,865 Inergy senior subordinated units and 975,924 Inergy junior subordinated units, representing an aggregate limited partner interest in Inergy of approximately 8.4%;

•	769,941 Inergy special units, which are not entitled to a current distribution and will convert to Inergy common units at a specified conversion rate upon commercial operation of the Stagecoach expansion project; and

•	all of the Inergy incentive distribution rights, which entitles us to receive increasing percentages, up to a maximum of 48%, of any cash distributed by Inergy as certain target distribution levels are reached in excess of $0.33 per Inergy unit in any quarter.

Incentive Distribution Rights—Hypothetical Allocations of Distributions to Our Unitholders and Inergy’s Unitholders

Incentive distribution rights represent the right to receive an increasing percentage of Inergy’s quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. If for any quarter:

•	Inergy has distributed available cash from operating surplus to Inergy common and Inergy subordinated unitholders in an amount equal to the minimum quarterly distribution, and

•	Inergy has distributed available cash from operating surplus on outstanding Inergy common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution (such cumulative arrearages only apply to Inergy common units and not our common units), then, Inergy will distribute any additional available cash from operating surplus for that quarter among Inergy unitholders and Inergy’s non-managing general partner in the following manner:

•	First, approximately 99% to all Inergy unitholders, pro rata, and approximately 1% to Inergy’s nonmanaging general partner, until each Inergy unitholder receives a total of $0.33 per unit for that quarter (the “first target distribution”);

•	Second, approximately 86% to all Inergy unitholders, pro rata, approximately 1% to Inergy’s nonmanaging general partner and 13% to us until each Inergy unitholder receives a total of $0.375 per Inergy unit for that quarter (the “second target distribution”);

•	Third, approximately 76% to all Inergy unitholders, pro rata, approximately 1% to Inergy’s nonmanaging general partner and 23% to us until each Inergy unitholder receives a total of $0.45 per Inergy unit for that quarter (the “third target distribution”); and

•	Thereafter, approximately 51% to all Inergy unitholders, pro rata, approximately 1% to Inergy’s non-managing general partner and 48% to us.

In each case the amount of the target distribution set forth above is exclusive of any distributions to Inergy common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution on Inergy common units.

The impact to us of changes in Inergy’s distribution levels will vary depending on several factors, including the number of Inergy’s outstanding partnership interests at the time of the distributions, our ownership percentage of such partnership interests, our relative holdings of Inergy common units and incentive distribution rights and the then current target distribution level. In addition, the level of distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of Inergy. See “Risk Factors.”

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., tax counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to the Partnership.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the wholesale and retail marketing and transportation of propane, including our allocable share of such income from Inergy. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 6% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Moreover, no ruling has been or will be sought from the IRS and the IRS has made no determination as to Inergy’s status for federal income tax purposes or whether its operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

•	Neither we, nor Inergy will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. Moreover, if Inergy were taxable as a corporation in any taxable year, our share of Inergy’s items of income, gain, loss and deduction would not be passed through to us and Inergy would pay tax on its income at corporate rates. If we or Inergy were taxable as corporations, losses recognized by Inergy would not flow through to us or our losses would not flow through to our unitholders, as the case may be. In addition, any distribution made by us to a unitholder (or by Inergy to us) would be treated as either taxable dividend income, to the extent of current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units (or our tax basis in our interest in Inergy), or taxable capital gain, after the unitholder’s tax basis in his units (or our tax basis in our interest in Inergy) is reduced to zero. Accordingly, taxation of either us or Inergy as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we and Inergy will be classified as partnerships for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of us will be treated as partners in us for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners for federal income tax purposes. As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Units.    A unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. However, the application of the passive loss limitations to tiered publicly traded partnerships is uncertain. We will take the position that any passive losses we generate that are reasonably allocable to our investment in Inergy will only be available to offset our passive income generated in the future that is reasonably allocable to our investment in Inergy and will not be available to offset income from other passive activities or investments, including other investments in private businesses or investments we may make in other publicly traded partnerships. Moreover, because the passive loss limitations are applied separately with respect to each publicly traded partnership, any passive losses we generate will not be available to offset your income from other passive activities or investments, including your investments in other publicly traded partnerships, such as Inergy, or salary or active business income. Further, your share of our net income may be offset by any suspended passive losses from your investment in us, but may not be offset by your current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party.

The IRS could take the position that for purposes of applying the passive loss limitation rules to tiered publicly traded partnerships, such as Inergy and us, the related entities are treated as one publicly traded partnership. In that case, any passive losses we generate would be available to offset income from your investments in Inergy. However, passive losses that are not deductible because they exceed a unitholder’s share of income we generate would not be deductible in full until a unitholder disposes of his entire investment in both us and Inergy in a fully taxable transaction with an unrelated party.

The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.    A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a treated for tax purposes as partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.    In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than twelve months at the time of disposition.

Section 754 Election.    We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The

Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have adopted), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built–in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built–in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets or the tangible assets owned by Inergy to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization.    The tax basis of our assets and Inergy’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the unitholders immediately prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill we own at the time of this offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we or Inergy dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own or Inergy owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets and Inergy’s assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own or Inergy owns. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.    A unitholder who sells any of his units generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receipt of such notice, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination could result in an increase in the amount of taxable income to be allocated to our unitholders if our termination results in a termination of Inergy. Although the amount of increase cannot be estimated because it depends upon numerous factors including the time of the termination, the amount could be material. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. A termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of

Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the sale or disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names the general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1)	a person that is not a United States person;

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy Related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in an “understatement” of income for which no “substantial authority” exists, we will disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.    If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we or Inergy do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We or Inergy will initially own property or may be deemed to do business in the following states: Alabama, Arkansas, California, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, West Virginia and Wisconsin. Each of these states, except Florida and Texas, currently impose a personal income tax. We or Inergy may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we may do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell common units described in this prospectus and any accompanying prospectus supplement to one or more underwriters for public offering and sale, and we also may sell securities to investors directly or through one or more broker-dealers or agents.

We will prepare a prospectus supplement for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the common units and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

We will fix a price or prices of our common units at:

•	market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the common units offered from time to time.

If we use underwriters or dealers in the sale, they will acquire the common units for their own account and they may resell these common units from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The common units may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase common units will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the common units offered by the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the securities at a level above that which might otherwise prevail in the open market.

We may sell the common units directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the common units for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of common units against certain liabilities to which they may become subject in connection with the sale of the common units, including liabilities arising under the Securities Act of 1933.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

LEGAL MATTERS

Vinson & Elkins L.L.P, will pass upon the validity of the common units offered in this registration statement. If certain legal matters in connection with an offering of the common units made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A, for the year ended September 30, 2005, and the balance sheet of Inergy Holdings GP, LLC at September 30, 2005, which are incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports given on their authority as experts in accounting and auditing.

The combined financial statements of Star Gas Propane, L.P. and Subsidiary as of September 30, 2003 and 2004 and for each of the years in the three-year period ended September 30, 2004 have been incorporated in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the combined financial statements of Star Gas Propane, L.P. and Subsidiary contains an explanatory paragraph that states that there is substantial doubt about the ability of Star Gas Propane, L.P.’s parent to continue as a going concern and consequently there is substantial doubt about the ability of Star Gas Propane, L.P. to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. The audit report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

The combined financial statements of Central New York Oil and Gas Company, LLC and eCorp Marketing, LLC (“the Companies”) as of December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 have been incorporated in this prospectus and registration statement in reliance upon the report of Pannell Kerr Forster of Texas, P.C., independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the combined financial statements of the Companies contains an explanatory paragraph that states that there have been various legal proceedings and claims between the Companies and other parties. Subsequent to December 31, 2004, the Companies entered into various release and settlement agreements resolving these disputes. In addition on July 8, 2005, the Companies entered into a purchase agreement whereby the members’ equity interest of the Companies were acquired by entities owned or controlled by Inergy, L.P. The transaction was consummated on August 9, 2005.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates.

Securities and Exchange Commission registration fee	$21,400
Legal fees and expenses	50,000
Accounting fees and expenses	30,000
Printing expenses	10,000
Miscellaneous	10,000

TOTAL	$121,400

Item 15.	Indemnification of Directors and Officers.

Inergy Holdings GP, LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Company’s limited liability company agreement provides that the Company will, to the extent deemed advisable by the Company’s board of directors, indemnify any person who is or was an officer or director of the Company, the record holder of the Company’s voting shares, and any person who is or was an officer, director or affiliate of the record holder of the Company’s voting shares, from liabilities arising by reason of such person’s status, provided that the indemnitee acted in good faith and in a manner which such indemnitee believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe such indemnitee’s conduct was unlawful. Such liabilities include any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts. Officers and directors of the Company are also indemnified by Inergy Holdings, L.P., as described below.

Inergy Holdings, L.P.

Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. The partnership agreement of Inergy Holdings, L.P. provides that, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a member, partner, officer, director employee, agent or trustee of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner; or

•	any person who is or was serving at the request of our general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of our assets. Our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Item 16.	Exhibits.

Exhibit Number	Description
**1.1 —	Form of Underwriting Agreement

4.1 —	Specimen Certificate representing common units (incorporated herein by reference to Exhibit 4.1 to Inergy Holdings, L.P.’s Registration Statement on Form S-1 (Reg. No. 333-122466) filed on February 2, 2005)

4.2 —	Form of Amended and Restated Agreement of Limited Partnership of Inergy Holdings, L.P. (incorporated herein by reference to Exhibit A to Inergy Holdings, L.P.’s Prospectus (Registration No. 333-122466) filed on June 21, 2005)

4.3 —	Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (incorporated herein by reference to Exhibit 3.2B to Inergy, L.P.’s Annual Report on Form 10-K filed on December 7, 2004)

4.4 —	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (incorporated herein by reference to Exhibit 3.2C to Inergy, L.P.’s Annual Report on Form 10-K filed on December 7, 2004)

4.5 —	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (incorporated herein by reference to Exhibit 3.1 to Inergy, L.P.’s Current Report on Form 8-K filed on January 24, 2005)

*5.1 —	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*8.1 —	Opinion of Vinson & Elkins L.L.P. as to tax matters

*23.1 —	Consent of Ernst & Young LLP

*23.2 —	Consent of KPMG LLP

*23.3 —	Consent of Pannell Kerr Forster of Texas, P.C.

*23.4 —	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1)

*24.1 —	Power of Attorney (included on signature page of this registration statement)

*	Filed herewith
**	To be filed as an Exhibit to a Current Report on Form 8-K or in a post-effective amendment to this registration statement

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent n the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended (the “Act”) in accordance with the rules and regulations prescribed by the SEC under section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on July 31, 2006.

INERGY HOLDINGS, L.P.
By:	Inergy Holdings GP, LLC,
its Managing General Partner

By:	/s/ R. BROOKS SHERMAN JR.
Name:	R. Brooks Sherman Jr.
Title:	Senior Vice President and Chief Financial Officer

Each person whose signature appears below appoints John J. Sherman, R. Brooks Sherman Jr., and Laura L. Ozenberger, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following officers and directors of Inergy Holdings GP, LLC, as general partner of Inergy, Holdings, L.P., the registrant, in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN J. SHERMAN John J. Sherman	President and Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	July 31, 2006

/S/ R. BROOKS SHERMAN JR. R. Brooks Sherman Jr.	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	July 31, 2006

/S/ ARTHUR B. KRAUSE Arthur B. Krause	Director	July 31, 2006

/S/ WARREN H. GFELLER Warren H. Gfeller	Director	July 31, 2006

/S/ RICHARD T. O’BRIEN Richard T. O’Brien	Director	July 31, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
**1.1 —	Form of Underwriting Agreement

4.1 —	Specimen Certificate representing common units (incorporated herein by reference to Exhibit 4.1 to Inergy Holdings, L.P.’s Registration Statement on Form S-1 (Reg. No. 333-122466) filed on February 2, 2005)

4.2 —	Form of Amended and Restated Agreement of Limited Partnership of Inergy Holdings, L.P. (incorporated herein by reference to Exhibit A to Inergy Holdings, L.P.’s Prospectus (Registration No. 333-122466) filed on June 21, 2005)

4.3 —	Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (incorporated herein by reference to Exhibit 3.2B to Inergy, L.P.’s Annual Report on Form 10-K filed on December 7, 2004)

4.4 —	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (incorporated herein by reference to Exhibit 3.2C to Inergy, L.P.’s Annual Report on Form 10-K filed on December 7, 2004)

4.5 —	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (incorporated herein by reference to Exhibit 3.1 to Inergy, L.P.’s Current Report on Form 8-K filed on January 24, 2005)

*5.1 —	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*8.1 —	Opinion of Vinson & Elkins L.L.P. as to tax matters

*23.1 —	Consent of Ernst & Young LLP

*23.2 —	Consent of KPMG LLP

*23.3 —	Consent of Pannell Kerr Forster of Texas, P.C.

*23.4 —	Consent of Vinson & Elkins L.L.P. (contained in Exhibits 5.1 and 8.1)

*24.1 —	Power of Attorney (included on signature page of this registration statement)

*	Filed herewith
**	To be filed as an Exhibit to a Current Report on Form 8-K or in a post-effective amendment to this registration statement